SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

MEDLEY MANAGEMENT INC.

(Name of the Issuer)

Medley Management Inc.

Sierra Income Corporation

Sierra Management, Inc.

SIC Advisors LLC

Medley LLC

Medley Group LLC

Seth Taube

Brook Taube

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

58503T106

(CUSIP Number of Class of Securities)

Seth Taube

Chief Executive Officer

280 Park Ave., 6th Floor East

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Persons Filing Statement)

With copies to:

Steven B. Boehm, Esq. Payam Siadatpour, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, D.C. 20001-3980	David M. Leahy, Esq. David C. Mahaffey, Esq. Sullivan & Worcester LLP 1666 K Street, NW Washington, D.C. 20006-1264	Terrence Shen, Esq. George M. Silfen, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Michael B. Tumas, Esq. Roxanne L. Houtman, Esq. Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$126,529,536	$16,423.53

*	The transaction value was determined based upon the sum of (A)(i) the product of (x) 5,938,919 shares of Medley Management Inc. (“MDLY”) Class A Common Stock (the “MDLY Purchased Shares”) and (y) the product of (a) $6.37 per share and (b) 0.2668, (B)(ii) the product of (x) the MDLY Purchased Shares and (y) $2.96, (C)(i) the product of (x) 24,839,303 shares of MDLY Class A Common Stock held by holders of limited liability company interests of Medley LLC (“Medley LLC Purchased Shares”) and (y) the product of (a) $6.37 per share and (b) 0.2072 and (D)(i) the product of Medley LLC Purchased Shares and (ii) $2.66 per share.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act. The fee is calculated by multiplying 0.0001298 by the proposed maximum aggregate value of the transaction of $126,529,536.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $15,335.38

Form or Registration No.: Form N-14 ($2,471.42), Schedule 13E-3 ($1,827.12) and Schedule 13E-3/A ($11,036.84)

Filing Party: Sierra Income Corporation (Form N-14) and Medley Management Inc. (Schedule 13E-3 and Schedule 13E-3/A)

Date Filed: November 6, 2018 (Form N-14) and November 7, 2018 (Schedule 13E-3)

Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), by the following persons (each a “Filing Person” and, collectively the “Filing Persons”): Medley Management Inc., a Delaware corporation (the “Company” or “MDLY”) and the issuer of the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) that constitute the class of securities of MDLY that is the subject of the Rule 13E-3 transaction, (ii) Sierra Income Corporation, a Maryland corporation (“Sierra”), (iii) Sierra Management, Inc., a Delaware corporation (“Merger Sub”), (iv) SIC Advisors LLC, a Delaware limited liability company, (v) Medley LLC, a Delaware limited liability company, (vi) Medley Group LLC, a Delaware limited liability company, (vii) Seth Taube and (viii) Brook Taube.

This Transaction Statement is being filed in connection with the pending acquisition of MDLY pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended Merger Agreement”), by and among Sierra, MDLY and Merger Sub.  Pursuant to the Amended Merger Agreement, MDLY will be merged with and into Merger Sub, with Merger Sub as the surviving company (the “MDLY Merger”). Simultaneously with the MDLY Merger, Medley Capital Corporation, a Delaware corporation (“MCC”), may merge with and into Sierra pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between Sierra and MCC (the “MCC Merger Agreement”). The MDLY Merger is not subject to the consummation of the transactions contemplated by the MCC Merger Agreement. On August 9, 2018, MDLY entered into an agreement and plan of merger (the “Initial Merger Agreement”), by and among Sierra, MDLY and Merger Sub, which would have governed the terms of the MDLY Merger; however, the Amended Merger Agreement supersedes the Initial Merger Agreement and this Transaction Statement is being filed to reflect the terms of the Amended Merger Agreement.

Under the terms of the Amended Merger Agreement, at the effective time of the MDLY Merger (the “Effective Time”), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares (as defined in the Amended Merger Agreement) and shares of Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries (collectively, the “Excluded MDLY Shares”), held, immediately prior to the Effective Time, by any person other than a holder of the issued and outstanding limited liability company interests of Medley LLC (including any person who holds one or more limited liability company interests of Medley LLC at any time on or after July 29, 2019 and prior to the Effective Time), will be converted into the right to receive (i) 0.2668 shares of Sierra’s common stock, $0.001 par value per share (“Sierra Common Stock”); provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in the amount equal to $2.96 per share. In addition, each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares, held, immediately prior to the Effective Time, by a holder of the issued and outstanding limited liability company interests of Medley LLC (including any person who holds one or more limited liability company interests of Medley LLC at any time on or after July 29, 2019 and prior to the Effective Time), will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share.

On November 14, 2019, Sierra filed with the SEC the Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 that will include a proxy statement and that will constitute a prospectus of Sierra, and MCC and MDLY intend to file with the SEC an amendment to the proxy statement on Schedule 14A (the “Amended Joint Proxy Statement/Prospectus”) \, relating to a special meeting of MDLY’s stockholders (the “MDLY Special Meeting”), at which MDLY’s stockholders will be asked to consider and vote on a proposal to approve the adoption of the Amended Merger Agreement. A copy of the Amended Joint Proxy Statement/Prospectus is attached hereto as Exhibit (a)(2)(i), and the Amended Merger Agreement is attached as Appendix B to the Amended Joint Proxy Statement/Prospectus (as well as Exhibit (d)(i) to this Transaction Statement).

The board of directors of MDLY (the “Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “Special Committee”), has unanimously (a) determined that the Amended Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and its stockholders, (b) approved and declared advisable the Amended Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, (c) resolved to submit the Amended Merger Agreement to the stockholders of MDLY for its adoption, (d) recommended that the stockholders of MDLY approve the adoption of the Amended Merger Agreement (the “Board Recommendation”), and (e) resolved to include the Board Recommendation in the Amended Joint Proxy Statement/Prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Amended Joint Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Amended Joint Proxy Statement/Prospectus, including all appendices thereto is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Amended Joint Proxy Statement/Prospectus and the appendices thereto. As of the date hereof, the Amended Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion and/or amendment. All capitalized terms used but not expressly defined in this Transaction Statement shall have the respective meanings given to them in the Amended Joint Proxy Statement/Prospectus.

While each Filing Person acknowledges that the MDLY Merger is a “going- private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of such Filing Person, that MDLY is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning any Filing Person has been supplied by such Filing Person.

Under the SEC rules governing “going private” transactions, each Filing Person is deemed to be an affiliate of MDLY and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. The fact of this filing is not intended to and does not express the view of any Filing Person as to its legal relationships or its engagement in the transactions contemplated by the Amended Merger Agreement.

Item 1. Summary Term Sheet

The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

Item 2. Subject Company Information

(a) Name and Address. MDLY’s name, address and telephone number of its principal executive offices are as follows:

MEDLEY MANAGEMENT INC.

280 Park Ave., 6th Floor East

New York, NY 10017

(212) 759-0777

(b) Securities. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The MDLY Special Meeting”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“THE MDLY SPECIAL MEETING”

“CONTROL PERSONS AND PRINCIPAL HOLDERS OF MDLY”

(c) Trading Market and Price. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“MARKET PRICE, DIVIDEND AND DISTRIBUTION INFORMATION—MDLY”

(d) Dividends. For the each of the quarters ended March 31, 2019 and September 30, 2019, MDLY did not make a dividend payment and for the quarter ended June 30, 2019, MDLY paid a quarterly dividend of $0.03 per share to the holders of the Class A Common Stock. During each of 2018 and 2017, MDLY paid quarterly dividends of $0.20 per share to holders of the Class A Common Stock.

(e) Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. The following table provides information concerning repurchases of shares of Class A Common Stock for the past two years through November 20, 2019:

Quarter	Amount of Class A Common Stock repurchased	Range of prices ($)	Average price ($)
July 1, 2017—September 30, 2017	94	$6.10 - $6.72	$6.47
April 1, 2017—June 30, 2017	378	$5.65 - $8.37	$6.77
January 1, 2017—March 31, 2017	49	$8.00 - $8.39	$8.12

Item 3. Identity and Background of Filing Person

The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

(a) Name and Address. Medley Management Inc. is the subject company. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY— The Parties to the Mergers”

The business address and business telephone number for each Filing Person is as follows:

280 Park Avenue, 6th Floor East

New York, New York 10017

(212) 759-0777

Sierra is deemed an affiliate of MDLY because SIC Advisors LLC manages the investment activities of Sierra. SIC Advisors LLC is a wholly owned subsidiary of Medley LLC. MDLY is the sole managing member of Medley LLC. MDLY is controlled by Medley Group LLC. Medley Group LLC is controlled by each of Seth Taube and Brook Taube.

(b) Business and Background of Entities. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY— The Parties to the Mergers”

Each of MDLY, Merger Sub, Medley LLC and Medley Group LLC is incorporated or organized under the laws of the State of Delaware.

Sierra is incorporated under the laws of the State of Maryland.

(c) Business and Background of Natural Persons. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY— The Parties to the Mergers”

“MANAGEMENT OF MDLY”

Neither of MDLY nor any of MDLY’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of MDLY’s directors and executive officers is a United States citizen. Neither of MDLY nor any of MDLY’s directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—General Description of the Mergers”

“SPECIAL FACTORS—Overview of the Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

“SIERRA PROPOSAL #2: APPROVAL OF THE MDLY MERGER”

“SIERRA PROPOSAL #3: ISSUANCE OF THE SETTLEMENT SHARES AND THE SHARES OF SIERRA COMMON STOCK TO BE ISSUED PURSUANT TO EACH OF THE AMENDED MCC MERGER AGREEMENT AND THE AMENDED MDLY MERGER AGREEMENT AT A PRICE BELOW ITS THEN CURRENT NAV PER SHARE, IF APPLICABLE”

“MDLY PROPOSAL #1: APPROVAL OF THE ADOPTION OF THE AMENDED MDLY MERGER AGREEMENT”

“ACCOUNTING TREATMENT”

“Material U.S. Federal Income Tax Consequences”

(c) Different Terms. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT—Merger Consideration”

“COMPARISON OF STOCKHOLDER RIGHTS”

(d) Appraisal Rights. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“APPRAISAL RIGHTS OF MDLY STOCKHOLDERS”

(e) Provisions for Unaffiliated Security Holders. No provision has been made (i) to grant any Filing Person’s unaffiliated stockholders access to the corporate files of such Filing Person, any other party to the MDLY Merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of such Filing Person, any other such party or affiliate.

(f) Eligibility for Listing or Trading.  The information set forth in the Amended Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS – Listing of Sierra Common Stock and Delisting of MCC Common Stock and MDLY Class A Common Stock”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF MDLY”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT”

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

 “DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT”

On August 9, 2018, MDLY, Sierra and Merger Sub entered into the Initial Merger Agreement whereby each share of Class A Common Stock issued and outstanding immediately prior to the MDLY Merger effective time as set forth in the Initial Merger Agreement, would have been converted into the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share; plus (iii) certain dividends and/or other payments, as further described in the Initial Merger Agreement.

Appendix B – Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Merger Sub.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

Appendix B to the Amended Joint Proxy Statement/Prospectus – Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Merger Sub.

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—General Description of the Mergers”

“SPECIAL FACTORS—Overview of the Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT—Merger Consideration”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT—Closing of the MDLY Merger”

Appendix B to the Amended Joint Proxy Statement/Prospectus – Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Merger Sub.

(c)(1)—(8) Plans. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—General Description of the Mergers”

“SPECIAL FACTORS—Overview of the Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Unaudited Prospective Financial Information”

“SPECIAL FACTORS—Management of the Combined Company or the Sierra/MDLY Company”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT”

“CAPITALIZATION”

“COMPARATIVE FEES AND EXPENSES”

“UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS”

“INFORMATION ABOUT THE COMBINED COMPANY”

 “INFORMATION ABOUT THE SIERRA/MDLY COMPANY”

“SIERRA PROPOSAL #6: APPROVAL OF THE NEW SIERRA INVESTMENT ADVISORY AGREEMENT”

Appendix B to the Amended Joint Proxy Statement/Prospectus – Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Merger Sub.

Upon the consummation of the MDLY Merger, MDLY’s stock will be delisted from the New York Stock Exchange and MDLY will no longer be subject to the reporting requirements under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—General Description of the Mergers”

“SPECIAL FACTORS—Overview of the Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

(b) Alternatives. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—General Description of the Mergers”

“SPECIAL FACTORS—Overview of the Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

(c) Reasons. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—General Description of the Mergers”

“SPECIAL FACTORS—Overview of the Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

(d) Effects. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—General Description of the Mergers”

“SPECIAL FACTORS—Overview of the Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Management of the Combined Company or the Sierra/MDLY Company”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT”

“CAPITALIZATION”

“COMPARATIVE FEES AND EXPENSES”

“ACCOUNTING TREATMENT”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS”

“COMPARISON OF STOCKHOLDER RIGHTS”

“APPRAISAL RIGHTS OF MDLY STOCKHOLDERS”

Appendix B to the Amended Joint Proxy Statement/Prospectus – Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Merger Sub.

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Management’s Conflicts of Interests and Role in the Mergers—Phase 2 Considerations”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Sierra Special Committee”

“SPECIAL FACTORS—Opinion of Financial Advisor to the MDLY Special Committee”

Appendix B to the Amended Joint Proxy Statement/Prospectus – Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Merger Sub.

Barclays Presentation to the MDLY Special Committee, dated July 24, 2019, attached hereto as Exhibit (c)(iii)

Barclays Presentation to the MDLY Special Committee, dated July 28, 2019, attached hereto as Exhibit (c)(iv)

Broadhaven Presentation, dated July 28, 2019, attached hereto as Exhibit (c)(v)

Appendix C to the Amended Joint Proxy Statement/Prospectus -- Opinion of Broadhaven Capital Partners

Appendix E to the Amended Joint Proxy Statement/Prospectus -- Opinion of Barclays Capital Inc.

(c) Approval of Security Holders. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“THE SIERRA SPECIAL MEETING—Vote Required”

“THE MDLY SPECIAL MEETING—Vote Required”

Appendix B to the Amended Joint Proxy Statement/Prospectus – Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Merger Sub.

(d) Unaffiliated Representative. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

No provision has been made (i) to grant any Filing Person’s unaffiliated stockholders access to the corporate files of such Filing Person, any other party to the MDLY Merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of such Filing Person, any other such party or affiliate.

(e) Approval of Directors. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“EXECUTIVE SUMMARY”

“SUMMARY”

“SPECIAL FACTORS—Phase 2—Background of the Mergers”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—The Medley Affiliates’ Reasons for the MDLY Merger—Phase 2 Approval”

“SPECIAL FACTORS—Phase 2—Reasons for the Mergers—MDLY’s Reasons for the Mergers—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Sierra Special Committee”

“SPECIAL FACTORS—Opinion of Financial Advisor to the MDLY Special Committee”

“WHERE YOU CAN FIND MORE INFORMATION”

Barclays Presentation to the MDLY Special Committee, dated July 24, 2019, attached hereto as Exhibit (c)(iii)

Barclays Presentation to the MDLY Special Committee, dated July 28, 2019, attached hereto as Exhibit (c)(iv)

Broadhaven Presentation, dated July 28, 2019, attached hereto as Exhibit (c)(v)

Appendix C to the Amended Joint Proxy Statement/Prospectus - Opinion of Broadhaven Capital Partners

Appendix E to the Amended Joint Proxy Statement/Prospectus -- Opinion of Barclays Capital Inc.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of MDLY or Sierra (as applicable) during each company’s regular business hours by any interested holder of Class A Common Stock or any representative who has been so designated by any interested holder of Class A Common Stock in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Financing of the Mergers”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT—Merger Consideration”

(c) Expenses. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT—Transaction Expenses”

“DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT—Termination Fees”

“THE MDLY SPECIAL MEETING — Solicitation of Proxies”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“CONTROL PERSONS AND PRINCIPAL HOLDERS OF MDLY”

(b) Securities Transactions. Other than the Amended Merger Agreement and agreements entered into in connection therewith, the parties and their respective affiliates have not made any transactions with respect to the Class A Common Stock during the past 60 days.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

“MDLY PROPOSAL #1: APPROVAL OF THE ADOPTION OF THE AMENDED MDLY MERGER AGREEMENT”

It is expected that the directors and officers of MDLY will vote in favor of the approval of the adoption of the Amended Merger Agreement and the transactions contemplated thereby.

(e) Recommendations of Others. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of the Sierra Board and the Sierra Special Committee—Phase 2 Approval”

“SPECIAL FACTORS—Recommendation of the MDLY Board and MDLY Special Committee—Phase 2 Approval”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SELECTED FINANCIAL AND OTHER DATA OF MDLY”

“Management’s Discussion and Analysis of Financial Condition and Results of Operations OF MDLY”

“WHERE YOU CAN FIND MORE INFORMATION”

“INDEX TO CONSOLIDATED FINANCIAL STATEMENTS”

MDLY’s book value per share as of September 30, 2019 was $1.56.

(b) Pro Forma Information. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“UNAUDITED SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA”

“UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Amended Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“THE MDLY SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. Not Applicable.

(c) Other Material Information. The entirety of the Amended Joint Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i) Preliminary Amended Joint Proxy Statement/Prospectus of Sierra Income Corporation (incorporated by reference to the Post-Effective Amendment No. 1 to Form N-14 filed concurrently with this Transaction Statement with the SEC)

(a)(2)(ii) Form of Proxy Card (incorporated by reference to Post-Effective Amendment No. 1 to the Form N-14 filed concurrently with this Transaction Statement)*

(a)(2)(iii) Letter to Stockholders (incorporated herein by reference to the Preliminary Amended Joint Proxy Statement/Prospectus)

(a)(2)(iv) Notice of Meeting of Stockholders (incorporated herein by reference to the Preliminary Amended Joint Proxy Statement/Prospectus)

(a)(2)(v) Joint Press Release issued by Sierra Income Corporation, Medley Capital Corporation and Medley Management Inc., dated August 9, 2018 (incorporated herein by reference to Exhibit 99.1 to MDLY’s Current Report on Form 8-K filed with the SEC on August 9, 2018)**

(a)(2)(vi) Joint Press Release issued by Sierra Income Corporation, Medley Capital Corporation and Medley Management Inc., dated July 29, 2019 (incorporated herein by reference to Exhibit 99.1 to MDLY’s Current Report on Form 8-K filed with the SEC on July 29, 2019)**

(a)(2)(vii) Current Report on Form 8-K announcing Waiver Letter with respect to Medley LLC’s credit agreement, dated as of August 9, 2014 (incorporated herein by reference to MDLY’s Current Report on Form 8-K filed on December 24, 2018)**

(a)(2)(viii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on December 24, 2018)**

(a)(2)(ix) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on December 26, 2018)**

(a)(2)(x) Prospectus pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on December 26, 2018)**

(a)(2)(xi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on December 26, 2018)**

(a)(2)(xii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on December 28, 2018)**

(a)(2)(xiii) Prospectus pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on December 28, 2018)**

(a)(2)(xiv) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 3, 2019)**

(a)(2)(xv) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 7, 2019)**

(a)(2)(xvi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 10, 2019)**

(a)(2)(xvii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 11, 2019)**

(a)(2)(xviii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 16, 2019)**

(a)(2)(xix) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 17, 2019)**

(a)(2)(xx) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on January 17, 2019)**

(a)(2)(xxi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 18, 2019)**

(a)(2)(xxii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 18, 2019)**

(a)(2)(xxiii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 24, 2019)**

(a)(2)(xxiv) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 29, 2019)**

(a)(2)(xxv) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 30, 2019)**

(a)(2)(xxvi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on January 31, 2019)**

(a)(2)(xxvii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on February 5, 2019)**

(a)(2)(xxviii) Current Report on Form 8-K announcing supplemental disclosures to Joint Proxy Statement/Prospectus (incorporated herein by reference to MDLY’s Current Report on Form 8-K filed on February 5, 2019)**

(a)(2)(xxix) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on February 5, 2019)**

(a)(2)(xxx) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on February 6, 2019)**

(a)(2)(xxxi) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on February 6, 2019)**

(a)(2)(xxxii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on February 6, 2019)**

(a)(2)(xxxiii) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on February 6, 2019)**

(a)(2)(xxxiv) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on February 8, 2019)**

(a)(2)(xxxv) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on February 8, 2019)**

(a)(2)(xxxvi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on February 8, 2019)**

(a)(2)(xxxvii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on February 13, 2019)**

(a)(2)(xxxviii) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 8, 2019)**

(a)(2)(xxxix) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 8, 2019)**

(a)(2)(xl) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 8, 2019)**

(a)(2)(xli) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 8, 2019)**

(a)(2)(xlii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 8, 2019)**

(a)(2)(xliii) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 15, 2019)**

(a)(2)(xliv) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 15, 2019)**

(a)(2)(xlv) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 15, 2019)**

(a)(2)(xlvi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 15, 2019)**

(a)(2)(xlvii) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 18, 2019)**

(a)(2)(xlviii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 18, 2019)**

(a)(2)(xlix) Prospectus pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 18, 2019)**

(a)(2)(l) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 29, 2019)**

(a)(2)(li) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 29, 2019)**

(a)(2)(lii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 29, 2019)**

(a)(2)(liii) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 29, 2019)**

(a)(2)(liv) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 29, 2019)**

(a)(2)(lv) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on March 29, 2019)**

(a)(2)(lvi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on March 29, 2019)**

(a)(2)(lvii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on April 17, 2019)**

(a)(2)(lviii) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on April 17, 2019)**

(a)(2)(lix) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on April 18, 2019)**

(a)(2)(lx) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on April 18, 2019)**

(a)(2)(lxi) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on April 18, 2019)**

(a)(2)(lxii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on July 29, 2019)**

(a)(2)(lxiii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on July 29, 2019)**

(a)(2)(lxiv) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on July 29, 2019)**

(a)(2)(lxv) Additional Definitive Proxy Materials filed (incorporated herein by reference to MDLY’s Definitive Proxy Statement filed on August 2, 2019)**

(a)(2)(lxvi) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on August 2, 2019)**

(a)(2)(lxvii) Prospectus filed pursuant to Rule 425 (incorporated herein by reference to MDLY’s Prospectus filed pursuant to Rule 425 on August 2, 2019)**

(c)(i) Opinion of Broadhaven Capital Partners dated July 28, 2019 (incorporated herein by reference to Appendix C of the Amended Joint Proxy Statement/Prospectus)**

(c)(ii) Opinion of Barclays Capital Inc. dated July 28, 2019 (incorporated herein by reference to Appendix E of the Amended Joint Proxy Statement/Prospectus)**

(c)(iii) Barclays Presentation, dated July 24, 2019

(c)(iv) Barclays Presentation, dated July 28, 2019

(c)(v) Broadhaven Presentation, dated July 28, 2019

(d)(i) Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc. (incorporated herein by reference to Appendix B of the Preliminary Amended Joint Proxy Statement/Prospectus)**

(f)(i) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix K of the Preliminary Amended Joint Proxy Statement/Prospectus)**

*	To be filed by amendment
**	Previously filed.

SIGNATURES

After due inquiry and the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 21, 2019

MEDLEY MANAGEMENT INC.

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Co-Chief Executive Officer

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Chief Executive Officer

SIC ADVISORS LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Signatory

SIERRA MANAGEMENT, INC.

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Signatory

MEDLEY LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Co-Chief Executive Officer

MEDLEY GROUP LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Signatory

SETH TAUBE

By:	/s/ Seth Taube

BROOK TAUBE

By:	/s/ Brook Taube